

September 15, 2021

Tristan Lo
Co-Chief Executive Officer
Fat Projects Acquisition Corp
27 Bukit Manis Road
Singapore, 099892

> **Re: Fat Projects Acquisition Corp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on August 20, 2021**
> **File No. 333-257126**

Dear Mr. Lo:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2021 letter.

Form S-1/A filed August 20, 2021

Capitalization, page 77

1. We have considered your response to our prior comment one. We are unable to agree with your view that the $5 million net tangible limitation provided in your Amended and Restated Memorandum and Articles of Association qualifies a portion of your redeemable Class A shares for permanent equity classification in accordance with ASC 480-10-S99-3A for the following reasons:

    •   Each redeemable Class A share is redeemable outside the control of the Company. Such shares will become redeemable either as a result of a business combination or by passage of time.

- The intention is that in all cases the redeemable Class A shareholders will have their investment reimbursed, unless they choose otherwise, whether as a result of a business combination or as the result of the failure to achieve a business combination.
- The unit of accounting is the individual share as each share has the right to be redeemed at the holders' option upon a business combination. While the Company's charter (articles of incorporation/articles of association) stipulates that redemptions will be limited to $5 million in net tangible assets, the company does not control whether or not that threshold is ever reached in terms of the capital available from the redeemable Class A shareholders, nor does the company control which specific shareholders chose to redeem or not redeem.

Please revise your Capitalization table to classify all redeemable Class A shares as temporary equity.

You may contact Babette Cooper at 202-551-3396 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Janice Adeloye at 202-551-3034 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andrew Tucker